Issuer Free Writing Prospectus
Dated August 20, 2012
Filed Pursuant to Rule 433
Registration No. 333- 166762
CHURCH & DWIGHT CO., INC.
FREE WRITING PROSPECTUS

Church & Dwight Co., Inc. (the “Company”) filed a registration statement on Form S-3 (including a base prospectus) with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2010 and the registration statement became effective on May 12, 2010. Before you invest, you should read the base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 12, 2010, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/313927/000119312510117446/ds3asr.htm.

On August 20, 2012, the Company issued a press release, which was attached as an exhibit to a current report on Form 8-K filed with the SEC on August 20, 2012. The full text of the press release is attached as Annex A.

Annex A

  Church & Dwight Co., Inc.

News Release
Contact:	Matthew T. Farrell
Chief Financial Officer
609-683-5900

Church & Dwight to Acquire Avid Health, Inc. for $650 Million
Updates 2012 EPS Outlook and Provides Preliminary 2013 EPS Outlook

PRINCETON, NJ, August 20, 2012 – Church & Dwight Co., Inc. (NYSE:CHD) has signed a definitive agreement to acquire Avid Health, Inc. (Avid), the leader in gummy form vitamins and supplements, for $650 million in cash.  The transaction, which is subject to regulatory approval and other customary conditions, is expected to close early in the fourth quarter.

Avid’s net sales for the trailing twelve months through June 30, 2012 were approximately $230 million. Avid’s major brands are VITAFUSION, the #1 brand in adult gummy form vitamins and L’IL CRITTERS, the #1 brand in children’s gummy form vitamins.

“The acquisition of Avid’s gummy vitamins business represents a great addition to our existing portfolio and brings to our Company a new growth platform in one of the fastest-growing segments of the attractive vitamin / mineral / supplement category.  It is also consistent with our strategy of strengthening our business by adding #1 or #2 brands in areas of high growth potential,” said James R. Craigie, Chairman and Chief Executive Officer of the Company.

Avid’s trailing twelve months EBITDA through June 30, 2012 was approximately $58 million.  Once Avid is fully integrated, the Company expects to leverage its distribution network, operating discipline, and support functions, to generate anticipated annual cost savings of approximately $15 million in 2014.  Avid Health’s manufacturing facilities are based in Vancouver, Washington.

The acquisition is structured as a stock purchase that the Company expects to finance with a combination of debt and cash. The acquisition is expected to be dilutive to 2012 earnings per share (approximately $0.02 per share) and accretive to both earnings and free cash flow in 2013, inclusive of transaction costs, acquisition-related expenses, the effect of an inventory step-up charge and intangible amortization expense.

Mr. Craigie added, “We continue to expect diluted earnings per share for 2012 to be in the range of $2.41 to $2.43, excluding the ($0.02 EPS) dilutive effect of the Avid acquisition.  Including Avid, the expected earnings range for 2012 is $2.39 to $2.41.”

“In 2013, we expect earnings per share of $2.73 to $2.78, an increase of approximately 13-15%, driven by our existing business and accretion from the Avid acquisition.  We expect to deliver the 13-15% EPS growth while increasing the marketing investment behind the newly-acquired gummy vitamin products and our 8 Power Brands.  After 2013, we remain committed to delivering on our long-term total shareholder return target of 10% to 12% annually.”

Church & Dwight Co., Inc. will host a conference call to discuss the acquisition tomorrow, August 21, 2012, at 8:30 a.m. (ET).  To participate, dial in at 877-741-4354, access code: 20483094 (International: 832-900-4630, same access code: 20483094).  A replay will be available two hours after the call at 855-859-2056 or 404-537-3406 (same access code:  20483094).  You also can participate via webcast by visiting the Investor Relations section of the Company’s website at www.churchdwight.com.

Church & Dwight Co., Inc. manufactures and markets a wide range of personal care, household and specialty products under the ARM & HAMMER brand name and other well-known trademarks.

This release contains forward-looking statements relating to, among other things, the consummation, financing and impact of the Avid acquisition and anticipated associated cost savings; the effect of product mix; earnings per share; reported net sales growth and organic sales growth; volume growth, including the effects of new products; gross margins; operating margins; marketing spending; commodity price increases; consumer spending; cost savings programs; marketing support; effective tax rate; net cash from operating activities; capital expenditures; competition; and customer response to new products.  These statements represent the intentions, plans, expectations and beliefs of the Company, and are subject to risks, uncertainties and other factors, many of which are outside the Company’s control and could cause actual results to differ materially from such forward-looking statements.  The uncertainties include assumptions as to market growth and consumer demand (including the effect of political and economic events on consumer demand), retailer actions in response to changes in consumer demand and the economy, raw material and energy prices, the financial condition of major customers and suppliers, interest rate and foreign currency exchange rate fluctuations and changes in marketing and promotional spending.  With regard to the new product introductions referred to in this release, there is particular uncertainty relating to trade, competitive and consumer reactions.  Other factors that could materially affect actual results include the outcome of contingencies, including litigation, pending regulatory proceedings, environmental matters and the acquisition or divestiture of assets.  For a description of additional factors that could cause actual results to differ materially from the forward looking statements, please see the Company’s quarterly and annual reports filed with the SEC, including information in the Company’s annual report on Form 10-K in Item 1A, “Risk Factors”.